August 31, 2022

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Pineapple Energy Inc.
Registration Statement on Form S-3 (Registration No. 333-267066)

Request for Acceleration of Effective Date

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Pineapple Energy Inc. (the “Company”) requests that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-267066) to become effective on September 2, 2022 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Very truly yours,

PINEAPPLE ENERGY INC.

By:	/s/ Kyle Udseth
Name:	Kyle Udseth
Title:	Chief Executive Officer

cc:	Steven Kennedy, Esq., Faegre Drinker Biddle & Reath LLP Jonathan Zimmerman, Esq., Faegre Drinker Biddle & Reath LLP